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jmunsell@@sidley.com (212) 839-5609	FOUNDED 1866

October 15, 2010

Laura E. Hatch Staff Accountant United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  Registration Statements on Forms N-2 filed August 31, 2010 for Ironwood Multi-
Strategy Fund LLC, Registration No. 333-169126; 811-22464 and Ironwood Institutional
Multi-Strategy Fund LLC Registration No. 333-169122; 811-22463

Dear Ms. Hatch:

Thank you for your comment letter of September 29, 2010 addressed to Jonathan Gans, Chief Executive Officer and President of Ironwood Capital Management Corporation (“Ironwood”) regarding the registration statements (the “Registration Statements”) for Ironwood Multi-Strategy Fund LLC (the “Fund”) and Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”).  This letter responds on behalf of Ironwood to the questions and comments you raised.  Each of your numbered questions and comments is set forth below in italics, with our response immediately following.  Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statements.

Summary

1.           Under the heading, “Use of Proceeds,” the disclosure states that “[t]he Master Fund will commence investing the proceeds of the initial offering of Units in accordance with its investment objective and principal strategies as soon as possible upon receipt of initial  subscriptions of at least the Initial Minimum Target.” Please be more specific about the time it will take the Fund to be fully invested in accordance with its objective and policies. In addition, it is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds.

Response:

Assuming the Initial Minimum Target is reached on or before December 31, 2010, each of the Fund and the Master Fund expects to be fully invested in accordance with its objectives and policies on January 1, 2011.  The language under the heading “Use of

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

October 15, 2010

Proceeds” in Pre-Effective Amendment No. 1 to each Registration Statement being filed concurrently with this letter (the “Amendments”) has been revised to reflect these expectations. In the unanticipated event that the Initial Minimum Target is not reached on or before December 31, 2010, Ironwood expects to have an opportunity to become fully invested on the first Business Day of each month thereafter.

2.           Under the heading, “Investment Objective and Strategies,” the disclosure states that “[t]he Manager believes that market neutral and uncorrelated investment strategies offer potential for long-term investment success.” Please discuss and/or define “market neutral” and “uncorrelated investment” strategies.

Response:

In response to the foregoing comment, additional disclosure language has been added to each Amendment under the heading “Investment Objectives and Strategies”  in the Summary and the heading “Investment Objectives, Methodology and Policies – Investment Objectives.”

3.           Under the heading, “Investment Objective and Strategies,” the disclosure states that “the Manager expects to have the Master Fund invested in Underlying Funds that generally fall into the following five hedge fund sectors: relative value multi-strategy, event-driven multi-strategy, equity market neutral, distressed securities and credit opportunities.” Please briefly discuss each of these hedge fund sectors.

Response:

In response to the foregoing comment, additional disclosure language has been added to each Amendment under the heading “Investment Objectives, Methodology and Policies – Investment Objectives.”

4.           Under the heading, “Fees and Expenses,” the disclosure states that “[t]he Manager will have the authority to allocate any special expenses of the Feeder Fund and/or the Master Fund to some, but not all, Members.” Please explain under what circumstances the Manager would allocate expenses to some but not all of the Fund’s Members.

Response:

This language has been removed from each Amendment.  It is not the intention of the Fund or the Master Fund to allocate any special expenses to any Member or category of Members.

October 15, 2010

Summary of Fund Expenses

5.           In the paragraph preceding the Fee Table, the disclosure states “the members of a fund of funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the Underlying Fund level. These indirect items are not reflected in the following chart or the example below.”(Emphasis added). Please remove the italicized sentence from the disclosure. The indirect expenses of the underlying funds are included in both the Fee Table and the expense example.

Response:

The italicized sentence has been removed from each Amendment.

6.           Footnote 5 to the Fee Table discusses the expense limitation agreement. However, the Fee Table does not include a line item for the expense waiver. Please verify that the expenses included in the Fee Table are the Fund’s gross expenses and are not net of the fee waiver.

Response:

The referenced line item that includes “Other Expenses” has been formatted to show only those expenses that will be borne by the Fund or the Master Fund after application of the Expense Limitation Agreement.  Each of the Fund, the Master Fund and Ironwood believes it would be unnecessarily confusing to include the full amount of expenses and then back out the expense reimbursement and/or fee waiver from such amount.  Moreover, presentation of “Other Expenses” net of any expense reimbursement or waiver is consistent with General Instruction 6 under Item 3.1 of Form N-2.

7.           Please explain the calculation used to determine the numbers in the expense example. Using the numbers from the Fee Table, the expense example numbers do not appear to be accurate.

Response:

Assuming a 5% return, a $1,000 investment in the Fund (equivalent to one Unit) would have incurred expenses of approximately $71.04 as of the end of year one and a $1,000 investment in the Master Fund (equivalent to one Unit) would have incurred expenses of approximately $67.44 as of the end of year one.  Ironwood has calculated these assumed expense amounts by applying the applicable expense ratio, with all fees and expenses (including the Acquired Fund Fees and Expenses) accrued on a monthly basis as of the last calendar day of each month, reducing the net asset value per Unit.

October 15, 2010

For each of the Fund and the Master Fund, Ironwood has incorporated the maximum Sales Charge (2.00%), which adds an additional $20 of included fees and expenses to each of the Fund’s and the Master Fund’s total incurred expenses as of the end of each applicable time period.

For each subsequent year, Ironwood has applied the same assumptions as in year one (other than the inclusion of any amounts relating to Sales Charge).  In order to produce a conservative projection for year ten, Ironwood has assumed that other expenses will remain at 0.25% per annum through year ten even though Ironwood expects other expenses to drop below 0.25% per annum of aggregate net asset value of each of the Fund and the Master Fund substantially before such year.

Additional disclosure has been added to each Amendment below the Fee Table to further clarify the assumptions described above.  Revised numbers have been included in the Fee Table in each Amendment to reflect the above assumptions.

Certain Risk Factors

8.           For risk factor “(5) Investment Strategies Generally”, please define “relative value hedging or arbitrage.”

Response:

In response to the foregoing comment, additional disclosure language has been added to each Amendment under the heading “Investment Objectives, Methodology and Policies – Investment Objectives.”

The Manager

9.           Included under this heading is a table containing the historical monthly returns of “the Ironwood composite.” Please provide us with the legal analysis for including this information. In your response, please include the no-action letter you are relying on to include this performance information.

Response:

General Instruction 2 for Parts A and B of Form N-2 provides that “[t]he prospectus or the SAI may contain more information than called for by this form, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.”  The Fund, the Master Fund and Ironwood have concluded that the historical monthly net returns information presented in the table is entirely consistent

October 15, 2010

with this instruction, and the Fund, the Master Fund and Ironwood have fulfilled their responsibility to ensure that the information included is not misleading and does not obscure or impede understanding of required information.  In reaching this conclusion and fulfilling this responsibility, the Fund, the Master Fund and Ironwood have, together with counsel, reviewed the long line of no-action letters published by the staff of the Division of Investment Management (the “Staff”) that address the inclusion of related account performance information in the prospectus of an investment company, including those referenced below.

In Growth Stock Outlook Trust, Inc. (pub. avail. Apr. 15, 1986) (“Growth Stock”), the Staff took a no-action position with respect to a closed-end investment company that proposed to include in its prospectus the performance of its investment adviser’s similarly managed private accounts during the first year of the fund’s operations based on representations that: (1) the performance was for all of the adviser’s private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed that the performance information related to the adviser’s management of private accounts and that such information should not be interpreted as indicative of the fund’s future performance.

The Ironwood Composite includes the performance of all of Ironwood’s private investment vehicles and other accounts, each of which has been managed with investment objectives, policies, and strategies substantially similar to those to be employed by Ironwood in investing the assets of the  Fund and the Master Fund.

While the Fund and the Master Fund will each initially be of a smaller size than the Ironwood Funds at present, the Ironwood Composite includes all historical performance of the Ironwood Funds, a number of which began operations at a capitalization level that was equal to (or less than) the Initial Minimum Target.  Given this congruity, the Fund, the Master Fund and Ironwood believe that this prong of the Growth Stock test is met.

Each Registration Statement included a statement that the performance information relates to Ironwood’s management of the private funds that make up the Ironwood Composite and that such information should not be interpreted as indicative of the future performance of Fund or the Master Fund, as applicable.

The Staff extended the relief afforded in Growth Stock in a subsequent line of no-action letters beginning with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) (“Nicholas-Applegate I”). In Nicholas-Applegate I, the staff took a no-action position

October 15, 2010

with respect to an open-end management investment company that proposed to include in its prospectuses, beyond the first year of operation, information regarding the performance of certain accounts similarly managed by the investment adviser to the fund provided that: (1) the private account performance returns would be given no greater prominence than the fund performance return; (2) the returns will be accompanied by appropriate disclosure; (3) the returns will be compared to an appropriate securities index; (4) the fund will disclose that private accounts are not subject to certain investment limitations imposed by the Investment Company Act of 1940 which, if applicable, may have adversely affected performance results.

Neither the Fund nor the Master Fund currently has any performance return.   The related account performance returns provided are accompanied by appropriate disclosure, including highlighting the various points required by Growth Stock.  Each Amendment also includes additional disclosure relating to the performance of the HFRI FOF Conservative Index.  Ironwood believes that the HFRI FOF Conservative Index is an appropriate benchmark index against which to compare the Ironwood Composite performance because each Ironwood Fund primarily invests in Underlying Funds that generally engage in similar strategies to the funds in which a typical Included HFR FOF invests.  These criteria align with the criteria used by Hedge Fund Research, Inc. (“HFR”) to choose the fund of funds to be included in the HFR FOF Conservative Index.  Established in 1992, HFR specializes in the areas of indexation and analysis of hedge funds and is widely acknowledged as a leading independent third-party index provider.

Each Amendment includes additional disclosure highlighting that each Ironwood Fund is not subject to certain investment limitations imposed by the Investment Company Act of 1940 and the Internal Revenue Code which, if applicable, may have adversely affected performance results.

In three subsequent no-action letters, the staff extended the scope of Nicholas-Applegate I to permit the use of related performance returns in advertisements and supplement sales literature without violation Section 34(b) of the 1940 Act or rule 482 of the Securities Act of 1933, provided that the advertisements or supplemental sales literature: (1) will prominently disclose that the related account performance is not the fund’s own performance, and should not be considered indicative of the past or future performance of the fund; (2) will prominently disclose that related account performance should not be considered a substitute for the fund’s performance; (3) will be provided in addition to the performance of the fund, and will be presented no more prominently than the fund’s performance, if the fund has its own performance history; (4) will clearly explain the nature and purpose of the related account performance information; and (5) will disclose

October 15, 2010

all material differences between the related accounts and the fund, and will include any other disclosures that may be necessary to ensure that the related account performance information is not presented in a misleading manner.  Bramwell Growth Fund (pub. avail. Aug 7, 1996); GE Funds (pub. avail. Feb. 7, 1997); ITT Hartford Mutual Funds (pub. Avail. Feb. 7, 1997); and Nicholas-Applegate Mutual Funds (pub. avail. Feb. 7, 1997).  The Fund and the Master Fund have each included disclosures contemplated by the foregoing no-action letters in each Registration Statement and have expanded upon such disclosures in each Amendment.

The Fund, the Master Fund and Ironwood believe the historical monthly net returns information presented in the table and the surrounding disclosure is consistent with General Instruction 2 for Parts A and B of Form N-2 and the foregoing no-action letters and the Fund, the Master Fund and Ironwood each undertakes that it will continue to present this information in compliance therewith going forward.

In addition, please make the following changes:

a. Please change the heading of the table to one that clearly describes the source of the prior performance and that the performance is not that of the Fund.

Response:

The heading of the table in each Amendment has been revised to note that the table presents “Historical Monthly Net Returns of Other Funds Managed by Ironwood”

b. Included in the note under the performance table is a discussion of the differences between the investments made by the accounts in the Ironwood composite and those that will be made by the Fund. Do these differences have a material effect on the disclosed performance? If so, please delete the entire prior performance presentation. If not, please state that the differences do not alter the conclusion that the Fund and the composite are substantially similar.

Response:

The note to the performance returns in each Amendment has been revised to clarify that the differences between the Ironwood Funds (the performance of which comprise the Ironwood Composite) and the Fund or the Master Fund, as applicable, do not alter the conclusion that the Fund or the Master Fund, on the one hand, and the Ironwood Composite, on the other hand, are substantially similar.

October 15, 2010

c. Please disclose that the performance includes all accounts that are substantially similar to the Fund.

Response:

The note to the performance returns in each Amendment includes the statement that the Ironwood Composite includes “the results of each private investment vehicle and other account managed by Ironwood since the formation of Ironwood.” An additional sentence has been added to the note to the performance returns in each Amendment clarifying that each Ironwood Fund is substantially similar to the Fund or the Master Fund, as applicable.  It should be noted that the Ironwood Composite has been prepared and presented in compliance with the Global Investment Performance Standards (“GIPS”) established by the CFA Institute (formerly the Association for Investment Management and Research).  A key concept of GIPS is that performance should be presented for composites that must include all fee-paying discretionary accounts managed by a firm or money manager for a given investment strategy or objective in order to avoid selection bias.

d. Please disclose that the accounts in the composite are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, which may have adversely affected the performance result.

Response:

A statement to this effect has been added to each Amendment in the note to the performance returns.

e. Please disclose whether you are using the composite accounts’ actual fees and expenses to calculate performance or whether you have adjusted the performance numbers to reflect the Fund’s fees and expenses. If you used the composite accounts’ actual fees and expenses and they are lower than the Fund’s, please state that the use of the Fund’s expense structure would have lowered the performance results.

Response:

The note discloses that the performance information shown has been prepared utilizing the expense ratio (after application of the Expense Limitation Agreement) for the Fund or the Master Fund, as applicable.

October 9, 2010

f. Please make prominent a statement that prior performance represents the historical performance for similarly managed accounts and is not the Fund’s performance or indicative of the Fund’s future performance.

Response:

A statement to this effect has been added in each Amendment at the bottom of the note to the performance returns and such statement has been formatted in bold and in all caps to ensure that it is sufficiently prominent.  Please note that this statement, as well as all other information displayed in the note, is displayed in a font size that is equal to the font size of the performance information presented so as to ensure that the note is as easily readable as the performance information itself.

g. If the standardized SEC method of performance calculation was not used to calculate the prior performance, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:

As mentioned above, the performance returns for the Ironwood Composite have been prepared in accordance with the GIPS.  GIPS are a set of standardized, industry-wide ethical principles that provide investment firms such as Ironwood with guidance on how to calculate and report their investment results to prospective clients.  Ironwood utilizes GIPS for purposes of preparing all of its performance presentations.  The Fund, the Master Fund and Ironwood believe that utilizing GIPS allows investors to have a basis for comparison that is not materially inconsistent with the standardized SEC method of performance calculation.

h. The prior performance must present the average annual total return for the 1, 5, and 10 years of operation.

Response:

Each Amendment includes an updated table including the required information.

October 10, 2010

Expense Limitation Agreement

10.           The disclosure states that “[t]he Manager expects to enter into the Expense Limitation Agreement with the Master Fund.” Please verify whether or not the Expense Limitation Agreement has been signed. Please file the agreement with the Securities and Exchange Commission via EDGAR as an exhibit to the registration statement.

Response:

The Expense Limitation Agreement was executed in the interim between the filing of the Registration Statements and the date hereof.  A copy of the agreement has been filed via EDGAR as an exhibit to each Amendment.

STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Policies

11.           Pursuant to Item 17 of Form N-2, please disclose the Fund’s fundamental policies with respect to (1) the issuance of senior securities; (2) the concentration of investments in a particular industry or groups of industries; (3) the purchase or sale of real estate and real estate mortgage loans; (4) the purchase or sale of commodities or commodity contracts including futures contracts; and (5) short sales, purchases on margin and the writing of put and call options.

Response:

The Statement of Additional Information in each Amendment has been updated to include information responsive to this request.  See page 1 of the Statement of Additional Information in each Amendment.

Directors and Officers

12.	Please include the information required by Item 18.5 of Form N-2.

Response:

The paragraph under the heading “Board Composition and Leadership Structure” in the Statement of Additional Information has been updated to include additional information required by Item 18.5(a) of Form N-2.  See page 5 of the Statement of Additional Information in each Amendment.

In addition, the paragraphs under the heading “Committees of the Board” have been updated and expanded to provide further details regarding the information required by

October 15, 2010

Item 18.5(b) of Form N-2. See page 7 of the Statement of Additional Information in each Amendment.

Portfolio Managers

13.           Please move the cross reference to the conflicts of interest to the paragraph under the heading “Portfolio Manager Conflicts of Interest.” In addition, please include the information required by Item 21.3 of Form N-2, “Ownership of Securities.”

Response:

The cross reference has been moved in each Amendment.  In addition, a new chart, entitled Portfolio Manager Ownership of Securities, has been added to the Statement of Additional Information to provide the information required by Item 21.3 of Form N-2.  See page 9 of the Statement of Additional Information in each Amendment.

Signatures

14.           Please include a signature on behalf of the Ironwood Institutional Multi-Strategy Fund LLC.

Response:

As per the telephone conversation on October 12, 2010 between yourself and Benson R. Cohen, associate at Sidley Austin LLP, such signature has been added to the Amendment of the Fund.

* * *

Each of the Fund and the Master Fund are filing their respective Amendment concurrently with the filing of this letter.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5609 or call my colleague, Benson R. Cohen, at (212) 839-7317.

Very truly yours,

/s/ James C. Munsell
James C. Munsell
[Enclosures]

October 15, 2010

cc:           Jonathan Gans
Alison Sanger